News Release

Investor Relations Contact:
Jennifer Jarman
The Blueshirt Group, for Insweb
415-217-7722
jennifer@blueshirtgroup.com

InsWeb Reports First Quarter 2010 Results
•	Third Consecutive Quarter of Adjusted EBITDA Profitability
•	$1 Million Improvement in Net Income Year-Over-Year

SACRAMENTO, Calif., April 22, 2010 – InsWeb Corp. (NASDAQ: INSW), a leading online insurance marketplace, today announced results for the first quarter ended March 31, 2010.

Revenues for the first quarter of 2010 were $9.5 million, an increase of approximately 9% as compared to $8.7 million in the fourth quarter of 2009, and roughly flat as compared to $9.5 million in the first quarter of 2009. Net income for the first quarter of 2010 was $499,000, or $0.09 per diluted share. This compares with net income of $705,000 or $0.14 per diluted share, in the fourth quarter of 2009, and a net loss of $501,000 or $0.10 per diluted share, in the first quarter of 2009.

Adjusted EBITDA, a non-GAAP financial measure used by InsWeb’s management and defined below, was $656,000 in the first quarter of 2010, as compared to Adjusted EBITDA of $785,000 in the fourth quarter of 2009 and to an Adjusted EBITDA loss of $401,000 in the first quarter of 2009.

“InsWeb delivered its third consecutive quarter of Adjusted EBITDA profitability and a $1 million turnaround in net income year-over-year as our platform continued to perform efficiently and as we maintain our focus on expense management and sustained profitability,” stated InsWeb Chairman & CEO Hussein Enan.  “During the quarter we experienced continued strong participation among agents in our platform and recently achieved an important milestone, delivering the five millionth lead via our AgentInsider Lead Program.  Additionally, we are pleased by the increasing interest from large carrier partners in encouraging their agents to buy leads from InsWeb, and in certain cases subsidizing the cost of those leads.  Now that our business model has stabilized, we are exploring additional opportunities to accelerate our growth, which may involve acquisitions, provided they are expected to be quickly accretive.”

Non-GAAP Financial Information
In evaluating InsWeb’s business, the Company’s management considers and uses Adjusted EBITDA as a supplemental measure of operating performance.  Adjusted EBITDA refers to a financial measure that the Company defines as net income (loss) excluding interest, taxes, depreciation, amortization, share-based compensation, and other non-recurring gains and losses that are not related to the Company’s continuing operations.  This measure is an essential component of InsWeb’s internal planning process because it facilitates period-to-period comparisons of the Company’s operating performance by eliminating potential differences in net income (loss) caused by the existence and timing of non-cash charges and non-recurring gains and losses.  Furthermore, Adjusted EBITDA reflects the key revenue and expense items for which InsWeb’s operating managers are responsible.

InsWeb Corporation
NON-GAAP FINANCIAL MEASURE AND RECONCILIATION
(In thousands)
(unaudited)
	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
Net income (loss)	$ 499	$ 705	$ (501)
Less
Interest income	5	5	14
Add
Provision (benefit) for income taxes	4	-	(35)
Share-based compensation expense	118	28	101
Depreciation and amortization of property, equipment and intangible assets from continuing operations	40	46	48
Severance and related	-	11	-
Adjusted EBITDA from continuing operations	$ 656	$ 785	$ (401)

Adjusted EBITDA is not a measurement of the Company’s financial performance under U.S. GAAP and has limitations as an analytical tool.  You should not consider it in isolation or as a substitute for the Company’s U.S. GAAP net income (loss).  The principal limitations of this measure are that: 1) it does not reflect the Company’s actual expenses and may thus have the effect of inflating or reducing the Company’s net income (loss) and net income (loss) per share; and 2) it may not be comparable to Adjusted EBITDA as reported by other companies.

About InsWeb
InsWeb Corporation (NASDAQ: INSW) owns and operates a network of leading insurance marketplace and education websites. Founded in 1995 and headquartered in Sacramento, California, InsWeb's primary properties include InsWeb.com, InsuranceRates.com, LocalInsuranceAgents.com, and AgentInsider.com. In 2009, more than 10 million consumers turned to InsWeb for answers to their insurance questions.

For further information regarding InsWeb Corporation, please review the Company’s filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and in particular Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This news release contains forward-looking statements reflecting management's current forecast of certain aspects of the Company's future. It is based on current information, which we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include statements expressing the intent, belief or current expectations of the Company and members of our management team regarding: projected future revenues, revenue growth, expenses, profitability and financial position; marketing and consumer acquisition;  strategic initiatives aimed at accelerating growth and profitability ; increased or decreased participation by insurance companies, agents and other purchasers of consumer leads; and product and technological implementations. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer usage of the internet to shop for and purchase insurance; the willingness and capability of insurance companies or other insurance entities to offer their products or instant quotes on the Company’s website or through the Company’s licensed subsidiaries; changes in the Company's relationships with existing insurance companies or other customers, including, changes due to consolidation within the insurance industry; the effects of competition on the Company’s consumer acquisition strategies; the Company's ability to attract and integrate new insurance providers and strategic partners; implementation and consumer acceptance of new product or service offerings; the outcome of litigation in which the Company is a party; insurance and financial services industry regulation; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

“INSWEB” and “AGENTINSIDER” are registered service marks of InsWeb Corporation. All marks above are those of InsWeb Corporation, except for those of insurance insurers, brokers, agents, industry organizations, financial institutions, online partners, service providers, other mentioned companies and educational institutions, which are the marks of their respective entities.

INSWEB CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
[ Amounts in thousands, except per share amounts ]
[ unaudited ]

	Three months ended
	March 31,
	2010	2009
Revenues:
Transactions	$9,458	$9,484
Other	42	42
Total revenues	9,500	9,526

Operating expenses:
Direct marketing	6,428	6,545
Sales and marketing	1,334	1,770
Technology	502	958
General and administrative	738	803
Total operating expenses	9,002	10,076
Income (loss) from operations	498	(550)
Interest income	5	14
Income (loss) before income taxes	503	(536)
Provision (benefit) for income taxes	4	(35)
Net income (loss)	$499	$(501)
Net income (loss) per share:
Basic	$0.10	$(0.10)
Diluted	$0.09	$(0.10)

Weighted average shares used in computing
net income (loss) per share:
Basic	4,824	4,787
Diluted	5,382	4,787

INSWEB CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
[Amounts in thousands]
[unaudited]
	March 31,	December 31,
	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	$7,660	$6,401
Accounts receivable, net	2,589	2,014
Prepaid expenses and other current assets	355	710
Short-term investments	1,278	-
Restricted cash and short-term investments	950	2,105
Total current assets	12,832	11,230

Related party receivable	313	311
Property and equipment	80	109
Other assets	216	230
Total assets	$13,441	$11,880

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$2,362	$2,113
Accrued expenses	451	635
Deferred revenue	1,671	804
Total current liabilities	4,484	3,552

Commitments and contingencies Shareholders' equity:
Common stock	8	8
Paid-in capital	207,753	207,617
Treasury stock	(6,334)	(6,334)
Unrealized loss on available-for-sale securities	(6)	-
Accumulated deficit	(192,464)	(192,963)
Total shareholders' equity	8,957	8,328
Total liabilities and shareholders’ equity	$13,441	$11,880